February 10, 2020

Ola Lorentzon
Interim Chief Executive Officer
Golden Ocean Group Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

       Re: Golden Ocean Group Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed March 22, 2019
           File No. 000-29106

Dear Mr. Lorentzon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation